3: FORM NSAR
FORM NSAR Q77.O Transactions effected pursuant to Rule 10F3 Fidelity Trend Fund

Series Number	Fund	Trade Date	Settle Date	Security Name:	Size of Offering:	Aggregate Offering Value	Price:	Shares Purchased	Transaction Value	Underwriter Fidelity Purchased From	Underwriting Members:(1)	Underwriting Members:(2)	Underwriting Members:(3)	Underwriting Members:(4)	Underwriting Members:(5)
5	TREND FUND	23-Apr-01	27-Apr-01	Aquila Inc	16,500,000	$396,000,000	$24.00	1,500	$472,800	MOTC	Lehman Brothers	Merrill Lynch & Co.	Salomon Smith Barney	Credit Lyonnais Securities (USA) Inc	JP Morgan
5	TREND FUND	22-May-01	25-May-01	Peabody Energy	15,000,000	$420,000,000	$28.00	900	$332,000	LEHM	Bear Stearns & Co. Inc.	Merrill Lynch & Co.	Morgan Stanley Dean Witter	UBS Warburg	A.G. Edwards & Sons, Inc.
5	TREND FUND	06-Dec-01	12-Dec-01	Lawson Software Inc.	14,000,000	$196,000,000	$14.00	1,500	$294,000	LEHM	Lehman Brothers	JP Morgan	US Bancorp Piper Jaffray	Fidelity Capital Markets	0